EXHIBIT 99.1

RADA ELECTRONIC INDUSTRIES LTD.

Rada Receives Extension to Regain Compliance With NASDAQ Minimum Bid Price Rule

Netanya, Israel, April 1, 2016 -- RADA Electronic Industries Ltd. (NASDAQ: RADA) (“Rada” or the “Company”) announced today that on March 30, 2016  it received notification from the NASDAQ Listing Qualifications Department ("NASDAQ") that it is eligible for an additional 180 calendar days, until September 26, 2016, to regain compliance with the minimum $1.00 per share requirement for continued listing.

On October 1, 2015 Rada received notification from NASDAQ for not maintaining a minimum bid price of US$1.00 per share for 30 consecutive business days (Listing Rule 5550(a) (2)). The Company was given 180 calendar days, or until March 29, 2016, to regain compliance.

On March 30, 2016, Rada received notification from NASDAQ that it is eligible for an additional 180 calendar days to regain compliance. Rada was granted the extension because it meets the continued listing requirements for the market value of publicly held shares and all other initial listing standards for NASDAQ Capital Market (rule 5505 – Capital Market criteria), except for the bid price requirement and because the Company has provided written notice of its intention to cure the minimum bid price deficiency during the second compliance period by effecting a reverse stock split, if necessary. To regain compliance, Rada’s shares must close at US$1.00 per share or more for a minimum of ten (10) consecutive business days.

About RADA

RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sales of Tactical Land Radar for Force and Border Protection, Inertial Navigation Systems for air and land applications and Avionics Systems and Upgrades.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

Contact:
Shiri Lazarovich- C.F.O.
RADA Electronic Industries Ltd.
Tel: +972-9-8921111
Shiri.Lazarovich@rada.com